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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940**

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

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1. Name and Address of Reporting Person*

Hill, George R.
_____
(Last) (First) (Middle)

Lubrizol Corporation
29400 Lakeland Boulevard - Drop 021A
_____
(Street)

Wickliffe, Ohio 44092
_____
(City)   (State)   (Zip)

2. Issuer Name and Ticker or Trading Symbol

The Lamson & Sessions Co. LMS

4. Statement for Month/Day/Year

6. Relationship of Reporting Person(s) to Issuer *(Check All Applicable)*

☒ Director   ☐ 10% Owner

☐ Officer *(give title below)*

☐ Other *(specify below)*

3. I.R.S. Identification Number of Reporting Person, if an entity *(Voluntary)*

5. If Amendment, Date of Original *(Month/Day/Year)*

11/12/2002

7. Individual or Joint/Group Filing *(Check Applicable Line)*

☒ Form Filed by One Reporting Person

☐ Form Filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	11/07/02		A		1,156	A	$3.2417	13,310	I	(1)
Common Stock								33,375	I	(2)
Common Stock								9,342	D	(3)

Page 2

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code V	Amount (A) or (D) Price			
Common Stock	11/07/02		A	1,156 A $3.2417	13,310	I	(1)
Common Stock					33,375	I	(2)
Common Stock					9,342	D	(3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3A. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)

Page 3

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) New account as of December 2001 - Shares held in Trust pursuant to Directors Deferred Compensation Plan - a 16b-3 Plan. Transactions completed by Trustee on November 7, 2002.

(2) Balance held in Trust pursuant to Directors Deferred Compensation Plan - a 16b-3 Plan. Report of transactions through September 2002. As of December 13, 2001, began 10-year distribution, per director's election. A total of 8,342 shares were distributed, each distribution of 4,171 shares, on December 13, 2001 and June 28, 2002, respectively. These shares have been previously reported on Section 16 filings. The descending balance will continue to be held by the trust through the 10-year distribution period.

(3) Adjusted to reflect the 8,342 shares described in footnote (2), now held directly.

/s/ Aileen Liebertz	12/16/2002
**Signature of Reporting Person Aileen Liebertz, Attorney-in-Fact for George R. Hill	Date

_____

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.